Exhibit 3.1

ARTICLES OF AMENDMENT TO THE RESTATED ARTICLES
OF INCORPORATION OF WEST BANCORPORATION, INC.
(First Amendment)

TO THE SECRETARY OF STATE OF THE STATE OF IOWA:

West Bancorporation, Inc., a corporation duly organized and existing under the Iowa Business Corporation Act, Chapter 490, as amended (the "Act"), does hereby adopt the following Articles of Amendment to its Restated Articles of Incorporation pursuant to the provisions of said Act and all amendments thereto.

ARTICLE I

The name of the Corporation, as stated in its Restated Articles of Incorporation, is West Bancorporation, Inc.

ARTICLE II

The following amendment to the Restated Articles of Incorporation was adopted by the Board of Directors of the Corporation effective October 23, 2008 and by the shareholders of the Corporation on December 23, 2008, in the manner prescribed by the Iowa Business Corporation Act:

BE IT RESOLVED, that the Restated Articles of Incorporation of West Bancorporation, Inc., as heretofore amended, shall be, and it hereby is, further amended by deleting the present Article IV, and by inserting in lieu thereof the following new Article IV, providing in its entirety as follows:

“ARTICLE IV

The aggregate number of shares of stock of all classes which the corporation shall have authority to issue is one hundred million (100,000,000) shares, of which fifty million (50,000,000) shares shall be common stock with no par value (“Common Stock”) and of which fifty million (50,000,000) shares shall be preferred stock, par value $0.01 per share (“Preferred Stock”).

1.
The Board of Directors of the corporation is hereby granted the authority, subject to the provisions of this Article IV and to the limitations prescribed by law, to classify the un-issued shares of Preferred Stock into one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issuance of such series the terms, including the preferences, rights and limitations, of such series.  Each series shall consist of such number of shares as shall be stated in the resolution or resolutions providing for the issuance of such series together with such additional number of shares as the Board of Directors by resolution or resolutions may from time to time determine to issue as a part of the series. The Board of Directors may from time to time decrease the number of shares of any series of Preferred Stock (but not below the number thereof then outstanding) by providing that any un-issued shares previously assigned to such series shall no longer constitute part thereof and restoring such un-issued shares to the status of authorized but un-issued shares of Preferred Stock.

2.	The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, the determination or fixing of the following:

a.	The distinctive designation of the series.

b.
The dividend rate, if any, of the series, the conditions and dates upon which any dividends shall be payable, the relation which the dividends payable on the series shall bear to the dividends payable on any other class or classes of stock or any other series of Preferred Stock, and whether the dividends shall be cumulative, non-cumulative or partially cumulative.

c.
Whether the shares of the series shall be subject to redemption by the corporation and whether such redemption is at the option of the corporation, the holder of shares of the series or any other person, and, if made subject to redemption, the times, prices and other terms and conditions of the redemption.

d.
The rights of the holders of the shares of the series upon the dissolution of, or upon the distribution of assets of, the corporation, and the amount payable on the shares of the series in the event of voluntary or involuntary liquidation of the corporation.

e.	The terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series.

f.
Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other classes or of any other series of any class or classes of stock of the corporation and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of the conversion or exchange.

g.	The extent, if any, to which the holders of the shares of the series shall be entitled to vote with respect to the election of directors or otherwise.

3.
The holders of shares of each series of Preferred Stock shall be entitled upon liquidation or dissolution, or upon the distribution of the assets, of the corporation to such preferences as provided in the resolution or resolutions creating the series, and no more, before any distribution of the assets of the corporation shall be made to the holders of any other series of Preferred Stock or to the holders of shares of Common Stock.  Whenever the holders of shares of Preferred Stock of all series shall have been paid the full amounts to which they shall be entitled, the holders of shares of Common Stock shall be entitled to share ratably in all the remaining assets of the corporation.

4.
Except as otherwise provided by law, each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held by such shareholder of record on the books of the corporation on all matters voted upon by shareholders of the corporation.  Except as otherwise required by law and except for such voting rights with respect to the election of directors or other matters as may be stated in the resolution or resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock, no holder of any series of Preferred Stock shall have any right to vote shares of Preferred Stock on any matters voted upon by shareholders of the corporation.”

ARTICLE III

The amendment was duly approved by the shareholders in the manner required by Iowa Code and the Restated Articles of Incorporation of West Bancorporation, Inc.

ARTICLE IV

These Articles of Amendment to the Restated Articles of Incorporation of West Bancorporation, Inc. are dated this 23rd day of December, 2008.

WEST BANCORPORATION, INC.

By:	/s/ Thomas E. Stanberry
Thomas E. Stanberry, Chief Executive Officer